Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 2, 2015, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If H&R Block (as defined below) becomes aware of any jurisdiction within the United States where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, H&R Block will make a good faith effort to comply with the applicable law. If, after a good faith effort, H&R Block cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction within the United States. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of H&R Block by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to $1,500,000,000 of its Common Stock

at a

Purchase Price Not Less Than $32.25 and Not Greater Than $37.00 Per Share

H&R Block, Inc., a Missouri corporation (“H&R Block”), is offering to purchase for cash shares of its common stock, no par value per share (“Shares”), for an aggregate purchase price of up to $1,500,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $32.25 and not greater than $37.00 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 2, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 2, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon the receipt of any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase, including the Financing Condition (as defined in the Offer to Purchase).

THE BOARD OF DIRECTORS OF H&R BLOCK HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF H&R BLOCK, H&R BLOCK’S BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT (AS DEFINED BELOW) OR THE DEPOSITARY (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR

REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. H&R BLOCK HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER, AND AT WHAT PRICE OR PRICES, TO TENDER THEIR SHARES PURSUANT TO THE OFFER. IN DOING SO, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER OFFER MATERIALS, INCLUDING THE PURPOSE AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER AND/OR FINANCIAL OR TAX ADVISOR.

The Offer is a component of a share repurchase program that H&R Block publicly announced on September 1, 2015. H&R Block believes that this program, including the repurchase of Shares pursuant to the Offer, demonstrates its commitment to shareholder value creation.

As of August 31, 2015, the last trading day before H&R Block announced its intention to make the Offer, H&R Block had 276,359,906 issued and outstanding Shares. At the maximum Purchase Price (as defined below) of $37.00 per Share, H&R Block would purchase 40,540,541 Shares if the Offer is fully subscribed, which would represent approximately 14.7% of the issued and outstanding Shares as of August 31, 2015. At the minimum Purchase Price of $32.25 per Share, H&R Block would purchase 46,511,628 Shares if the Offer is fully subscribed, which would represent approximately 16.8% of the issued and outstanding Shares as of August 31, 2015.

In accordance with the instructions to the Letter of Transmittal, shareholders wishing to tender Shares may specify (1) whether Shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $32.25 and not greater than $37.00 per Share, at which they are willing to tender their Shares to H&R Block in the Offer. After the Expiration Time, H&R Block will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $32.25 and not greater than $37.00 per Share, that H&R Block will pay for Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering Shares pursuant to Auction Tenders. The Purchase Price will be the lowest price per Share of not less than $32.25 and not greater than $37.00, at which Shares have been tendered or have been deemed to be tendered in the Offer, that will enable H&R Block to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price of up to $1,500,000,000. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. Any shareholder who wishes to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are being tendered. The same Shares cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if Shares having an aggregate purchase price of less than $1,500,000,000 are validly tendered and not validly withdrawn, H&R Block will buy all Shares validly tendered and not validly withdrawn, subject to the satisfaction, in H&R Block’s reasonable judgment, or waiver of the conditions of the Offer. Because of the proration, “Odd Lot” priority and conditional tender provisions as described below and in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $1,500,000,000. Under such circumstances, H&R Block will purchase Shares at the Purchase Price in the following order of priority:

•	First, H&R Block will purchase all Odd Lots (as defined in the Offer to Purchase) of less than 100 Shares at the Purchase Price from shareholders who validly tender all of their Shares at or below the

Purchase Price (including Shares tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Time (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holders (as defined in the Offer to Purchase) will not qualify for this preference);

•	Second, after purchasing all Odd Lots that were validly tendered at or below the Purchase Price (including Shares tendered by Purchase Price Tender), subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, H&R Block will purchase Shares at the Purchase Price from all other shareholders who validly tender Shares at or below the Purchase Price (including Shares tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Time (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until H&R Block has acquired Shares having an aggregate purchase price of $1,500,000,000 (or such greater value as we may elect to purchase, subject, subject to applicable law); and

•	Third, only if necessary to permit H&R Block to purchase Shares having an aggregate purchase price of $1,500,000,000 (or such greater value of Shares as H&R Block may elect to purchase, subject to applicable law and the terms of the Offer), H&R Block will purchase Shares at the Purchase Price from shareholders who have validly tendered Shares at or below the Purchase Price (including Shares tendered by Purchase Price Tender) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have validly tendered all of their Shares and not validly withdrawn them before the Expiration Time.

Therefore, H&R Block may not purchase all of the Shares that a shareholder tenders even if the shareholder tenders them at or below the Purchase Price or by Purchase Price Tender.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the Expiration Time or the valid withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at The Depository Trust Company (“DTC”), the Shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case at H&R Block’s expense.

In addition, in the event that Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $1,500,000,000, H&R Block may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Expiration Time. H&R Block also expressly reserves the right, in its sole discretion, to amend the Offer to purchase more than $1,500,000,000 in value of Shares in the Offer, subject to applicable law.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time, and unless previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after 11:59 P.M., New York City time, on October 29, 2015. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be timely received by Wells Fargo Bank, N.A. (the “Depositary”) at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer for the Offer, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a shareholder tendered its Shares at more than one price, such shareholder must complete a separate notice of withdrawal for Shares tendered at each price, so long as the information specified above is included.

For purposes of the Offer, H&R Block will be deemed to have accepted for payment (and therefore purchased), at the Purchase Price, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration, “Odd Lot” priority and conditional tender provisions of the Offer as described above and in the Offer to Purchase, only when, as and if H&R Block gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Shareholders wishing to tender their Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their Shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their Shares by complying with the procedures set forth in the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Time, but only after timely receipt by the Depositary of: certificates for Shares or book-entry confirmation of the deposit of Shares into the Depositary’s account at the DTC; a properly completed and duly executed Letter of Transmittal (or an Agent’s Message (as defined in the Offer to Purchase)) and any other required documents.

H&R Block will decide, in its sole discretion, all questions as to the form and validity, including the time of receipt, of tenders of Shares and notices of withdrawal, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of H&R Block, the Dealer Manager, the Information Agent, the Depositary, or any other person will be obligated to give notification of any defects or irregularities in tenders of Shares or notices of withdrawal nor will any such person incur any liability for failure to give any notice.

Generally, the receipt of cash for tendered Shares will be treated for U.S. federal income tax purposes either as (i) a sale or exchange eligible for capital gain or loss treatment or (ii) a dividend, depending on each shareholder’s particular circumstances. The payment of cash for a non-U.S. shareholder’s tendered Shares may be subject to U.S. federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding certain U.S. federal income tax consequences of participating in the Offer, and should also consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal, the Notice of Guaranteed Delivery and other Offer materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of H&R Block or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other Offer materials may be obtained from the Information Agent at the expense of H&R Block at the address and telephone number set forth below. Any questions or requests for assistance may be directed to J.P. Morgan Securities LLC (the “Dealer Manager”) or Georgeson Inc. (the “Information Agent”) at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank, or trust company or other nominee shareholder for assistance concerning the Offer.

The Information Agent for the Offer is:

You may obtain information regarding the Offer

from the Information Agent as follows:

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

Call Toll-Free: (866) 695-6078

Direct: 781-575-2137

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

***By Mail: BY 5:00 P.M. New York City time on Expiration Date Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858

***By Hand or Overnight Courier:

BY 5:00 P.M. New York City time on Expiration Date

Wells Fargo Bank, N.A.

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

The Dealer Manager for the Offer is:

J.P. Morgan

383 Madison Avenue

New York, New York 10179

Toll-Free: (877) 371-5947

Direct: 212-622-4401

September 2, 2015

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